UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)

Philip A. Falcone
Chief Executive Officer
450 Park Avenue, 30th Floor
New York, New York 10022
(212) 906-8555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 15, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763R101	Page 1 of 8

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER o
	8	SHARED VOTING POWER* 29,893,186
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 29,893,186
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 29,893,186
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 57.3%
14	TYPE OF REPORTING PERSON CO

* See Item 2 and Item 5.

CUSIP No. 84763R101	Page 2 of 8

1	NAME OF REPORTING PERSON Philip A. Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 29,893,186
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 29,893,186
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 29,893,186
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 57.3%
14	TYPE OF REPORTING PERSON IN

* See Item 2 and Item 5.

CUSIP No. 84763R101	Page 3 of 8

1	NAME OF REPORTING PERSON David M. Maura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 127,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 127,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 127,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON IN

* See Item 2 and Item 5.

CUSIP No. 84763R101	Page 4 of 8

1	NAME OF REPORTING PERSON Tyler Kolarik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 4,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 4,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 4,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON IN

* See Item 2 and Item 5.

CUSIP No. 84763R101	Page 5 of 8

Item 1. Security and Issuer.

This Amendment No. 11 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by Harbinger Group Inc. on January 18, 2011, as amended by Amendment No. 1 to the Schedule 13D filed by the undersigned on July 1, 2011, Amendment No. 2 to Schedule 13D filed by the undersigned on July 26, 2011, Amendment No. 3 to Schedule 13D filed by the undersigned on August 2, 2011, Amendment No. 4 to Schedule 13D filed by the undersigned on September 16, 2011, Amendment No. 5 to Schedule 13D filed by the undersigned on December 13, 2011, Amendment No. 6 to Schedule 13D filed by the undersigned on January 20, 2012, Amendment No. 7 to Schedule 13D filed by the undersigned on February 9, 2012, Amendment No. 8 to Schedule 13D filed by the undersigned on March 14, 2012, Amendment No. 9 to Schedule 13D filed by the undersigned on April 5, 2012 and Amendment No. 10 to Schedule 13D filed by the undersigned on October 26, 2012 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares” or “Issuer common stock”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 601 Rayovac Drive, Madison, Wisconsin 53711. Messrs. Falcone, Maura and Kolarik were previously included as reporting persons and their beneficial ownership of Shares was reported in the Schedule 13D and amendments thereto filed by Harbinger Capital Master Fund I, Ltd. and the other reporting persons therein. The beneficial ownership of Shares by such persons is currently reported in this Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety with the following:

“This Schedule 13D is being filed by Harbinger Group Inc., a Delaware corporation (“HGI”), Messrs. Philip A. Falcone, David Maura and Tyler Kolarik (collectively, the “Reporting Persons”), with respect to the Shares that may be deemed to be beneficially owned by the Reporting Persons.  Certain of the Shares reported herein are held in the name of HGI Funding, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of HGI (“HGI Funding”).  The information required by General Instruction C to Schedule 13D with respect to (i) the executive officers and directors of HGI is listed on Schedule A hereto under the heading “HGI Executive Officers and Directors;” and (ii) each person controlling HGI is listed on Schedule A hereto under the heading “HGI Controlling Persons” (the persons identified in clause (i) and (ii), the “Controlling Persons”, and together with the Reporting Persons, the “Harbinger Persons”).  The Controlling Persons may be deemed to beneficially own the Shares owned by HGI and HGI Funding.  HGI is a holding company, and its and Mr. Kolarik’s principal business address is 450 Park Avenue, 30th Floor, New York, NY 10022.  Mr. Falcone is the Chief Executive Officer and Chairman of the Board of Directors of HGI, Mr. Maura is a director and Executive Vice President of HGI and Mr. Kolarik is an employee of HGI. Mr. Kolarik is a U.S. citizen.  Mr. Falcone’s relationship with the Controlling Persons is described in Schedule A hereto.

Mr. Falcone does not own any Shares directly. However, as a result of his relationship with the Controlling Persons and his position as the Chief Executive Officer and Chairman of the Board of Directors of HGI, Mr. Falcone may be deemed to beneficially own the Shares owned by HGI and HGI Funding. Messrs. Maura and Kolarik own Shares directly, and as a result of their employment arrangements with HGI they may be deemed to be members of a “group” with HGI and HGI Funding for purposes of the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own the Shares owned by HGI and HGI Funding. Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Shares.

Certain additional information required by this Item 2 and General Instruction to Schedule 13D is set forth on Schedule A, which is incorporated by reference herein.”

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 84763R101	Page 6 of 8

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following to the end of Item 4 of the Schedule 13D:

“On March 15, 2013, HGI, through its wholly-owned subsidiary HGI Funding (the “Purchaser”), entered into a Rule 10b5-1 Purchase Instruction (the “Purchase Instruction”) with a broker (the “Broker”), pursuant to which the parties thereto established a trading plan to effect purchases of Shares. The Purchase Instruction provides that purchases are to be made in compliance with Rule 10b5-1 and paragraphs (b) and (c) of Rule 10b-18, each promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to the terms of the Purchase Instruction, the Broker will have the authority to purchase Shares on each day the New York Stock Exchange (the “NYSE”) is open for trading and the Shares trade in a regular way on the NYSE, within the price, amount, including weekly purchase limits, and other terms of the Purchase Instruction. The Purchase Instruction authorizes purchases of Shares commencing on April 1, 2013 until the Purchase Instruction is terminated, which will occur upon, among other events, the date on which the 1,000,000 aggregate number of Shares specified under the Purchase Instruction is purchased. Notwithstanding the foregoing, the Purchaser may terminate the Purchase Instruction at any time by providing notice to the broker.

From time to time, one or more of the Reporting Persons may enter into one or more additional purchase instructions authorizing purchases of Shares in compliance with Rule 10b5-1 and paragraphs (b) and (c) of Rule 10b-18, each promulgated under the Securities Exchange Act of 1934, as amended.”

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a), (b) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 52,094,497 Shares stated to be outstanding as of February 6, 2013 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2012 filed with the SEC on February 8, 2013.  Mr. Falcone does not own any Shares directly. However, as a result of his relationship with the Controlling Persons and his position as the Chief Executive Officer and Chairman of the Board of Directors of HGI, Mr. Falcone may be deemed to beneficially own the Shares owned by HGI and HGI Funding. Messrs. Maura and Kolarik own Shares directly, and as a result of their employment arrangements with HGI they may be deemed to be members of a “group” with HGI and HGI Funding for purposes of the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own the Shares owned by HGI and HGI Funding. Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 29,893,186 shares of Issuer common stock, constituting 57.3% of the outstanding shares of Issuer common stock.

HGI has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 29,893,186 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 29,893,186 shares of Issuer common stock.

(a, b) As of the date hereof, Philip A. Falcone may be deemed to be the beneficial owner of 29,893,186 Shares, constituting 57.3% of the outstanding Shares.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 29,893,186 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 29,893,186 Shares.

(a, b) As of the date hereof, David M. Maura may be deemed to be the beneficial owner of 127,000 Shares, constituting less than 1% of the Shares.

Mr. Maura has the sole power to vote or direct the vote of 127,000 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 127,000 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, Tyler Kolarik may be deemed to be the beneficial owner of 4,000 Shares, constituting less than 1% of the Shares.

Mr. Kolarik has the sole power to vote or direct the vote of 4,000 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 4,000 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(e) As reported in a separate Schedule 13D filed with respect to the Issuer on the date hereof, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners LLC, Harbinger Holdings, LLC, Harbinger Capital Partners Special Situations Fund, L.P., Harbinger Capital Partners Special Situations GP, LLC, Global Opportunities Breakaway Ltd. and Harbinger Capital Partners II LP ceased to directly own any Shares as of June 21, 2012.  Such persons as a result of their status as Controlling Persons may be deemed to beneficially own the Shares owned by HGI and HGI Funding.”

CUSIP No. 84763R101	Page 7 of 8

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended by adding the following as the last paragraph thereof (which modifies and supersedes any prior disclosure):

“See “Item 4. Purpose of the Transaction” above for a description of the Purchase Instruction.”

Item 7.   Material to be Filed as Exhibits.

Exhibit U:	Joint Filing Agreement

CUSIP No. 84763R101	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

/s/ David M. Maura
David M. Maura

/s/ Tyler Kolarik
Tyler Kolarik

March 21, 2013

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. § 1001).

Schedule A

HGI Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation
Philip A. Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Chief Executive Officer & Chairman of the Board of HGI (See below for relationship with Controlling Persons)
Omar Asali	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Director & President
Thomas A. Williams	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Executive Vice President & Chief Financial Officer
David Maura	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Executive Vice President & Director
Michael Sena	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Vice President & Chief Accounting Officer
Lap Wai Chan	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Director
Thomas Hudgins	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Director
Robert Leffler, Jr.	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Director
Keith Hladek	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Director
Robin Roger	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Director

HGI Controlling Persons

Name	Business Address	Citizenship	Principal Occupation
Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”)	c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson’s Quay, Dublin 2, Ireland	Cayman Islands	Investment Vehicle
Harbinger Capital Partners LLC (“Harbinger LLC”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Master Fund
Harbinger Holdings, LLC (“Harbinger Holdings”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Manager of Harbinger LLC, Managing Member of HCPSS (as defined below)
Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Vehicle
Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	General Partner of the Special Fund
Global Opportunities Breakaway Ltd. (the “Global Fund”)	c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104	Cayman Islands	Investment Vehicle
Harbinger Capital Partners II LP	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Global Fund
Philip A. Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Managing Member of Harbinger Holdings, Portfolio Manager of the Master Fund, Portfolio Manager of the Special Fund

None of the Harbinger Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as set forth below, none of the Harbinger Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In June 2012, Harbinger LLC, one of the Controlling Persons, settled administrative proceedings regarding compliance with Rule 105 of Regulation M with respect to three offerings.  In connection with the settlement, the Commission issued an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 and Section 203(e) of the Investment Advisers Act of 1940, making findings, and imposing remedial sanctions and a cease-and-desist order against Harbinger LLC for three violations of Rule 105.  The order censures Harbinger LLC and requires Harbinger LLC to cease and desist from committing or causing any violations and any future violations of Rule 105.  Harbinger LLC paid disgorgement, prejudgment interest and a civil monetary penalty in connection with the order.  Harbinger LLC consented to the issuance of this order without admitting or denying any of the findings contained therein.

Exhibit U
JOINT FILING AGREEMENT

The undersigned agree that this Amendment to Schedule 13D relating to the shares of Common Stock (par value $0.01 per share) of Spectrum Brands Holdings, Inc. shall be filed on behalf of the undersigned.

HARBINGER GROUP INC.

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

/s/ David M. Maura
David M. Maura

/s/ Tyler Kolarik
Tyler Kolarik

March 21, 2013